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                           February 6, 2024

       Steve Slilaty, Ph.D.
       Chief Executive Officer
       Sunshine Biopharma, Inc.
       1177 Avenue of the Americas, 5th Floor
       New York, NY 10036

                                                        Re: Sunshine Biopharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 1,
2024
                                                            File No. 333-276817

       Dear Steve Slilaty:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jeff Cahlon, Esq.